Filed pursuant to Rule 424(b)(3)
SEC File No. 333-185926

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED JANUARY 7, 2013

(To Prospectus Dated January 7, 2013)

8,500,000 Common Units

Representing Limited Partner Interests

Tesoro Logistics LP

We are selling 8,500,000 common units representing limited partner interests in Tesoro Logistics LP.

Our common units trade on the New York Stock Exchange under the symbol “TLLP.” The last reported sales price of our common units on the New York Stock Exchange on January 4, 2013 was $45.00 per common unit.

Investing in our common units involves risks. See “Risk Factors” on page S-22 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Tesoro Logistics LP (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 1,275,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 8,500,000 common units in this offering.

The underwriters expect to deliver the common units to purchasers on or about January    , 2013 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Wells Fargo Securities	Barclays	Citigroup	BofA Merrill Lynch
Morgan Stanley	RBC Capital Markets		UBS Investment Bank

Co-Managers

Credit Suisse	Deutsche Bank Securities	J.P. Morgan	Raymond James

Prospectus Supplement dated January     , 2013

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus or any free writing prospectus that we may provide to you. Neither we nor the underwriters have authorized anyone to provide you with different or additional information. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates of this prospectus supplement, the accompanying base prospectus or any free writing prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement, the accompanying base prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement or the accompanying base prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying base prospectus. Please read “Incorporation of Certain Documents by Reference” in this prospectus supplement.

This prospectus does not offer to sell or solicit offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

In making an investment decision, prospective investors must rely on their own examination of the partnership and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment, or similar laws or regulations.

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

S-ii

SUMMARY

This summary highlights information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of this offering of common units, you should read this entire prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference, including our historical and pro forma financial statements and the notes thereto, which are incorporated herein by reference from our current reports on Form 8-K dated December 14, 2012, December 17, 2012 and January 7, 2013, our annual report on Form 10-K for the year ended December 31, 2011 and our subsequent quarterly reports on Form 10-Q. Please read “Where You Can Find More Information” on page S-34 of this prospectus supplement. Please read “Risk Factors” beginning on page S-22 of this prospectus supplement and in the documents incorporated by reference for more information about important factors that you should consider before investing in our common units. Unless expressly stated otherwise, the information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised.

For purposes of this prospectus supplement and the accompanying base prospectus, unless the context clearly indicates otherwise, “we,” “us,” “our,” “TLLP” and the “Partnership” refer to Tesoro Logistics LP and, when applicable, its consolidated subsidiaries. Unless the context indicates otherwise, “Tesoro” refers to Tesoro Corporation and its subsidiaries (through which it conducts all operations), other than TLLP, its subsidiaries and its general partner.

Tesoro Logistics LP

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by Tesoro to own, operate, develop and acquire logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather crude oil and to distribute, transport and store crude oil and refined products. As of September 30, 2012, our assets included:

•	a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana;

•	eight refined products terminals in the midwestern and western United States;

•	a crude oil and refined products storage facility and five related short-haul pipelines in Utah; and

•	two marine terminals including storage tanks and related short-haul pipelines in California.

In addition, on November 15, 2012, we acquired the Anacortes rail unloading facility from Tesoro Refining & Marketing Company LLC (“TRMC”). See “—Recent Developments—Acquisition of Anacortes Unit Train Unloading Facility.”

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing crude oil and refined products. Since we neither own any of the crude oil or refined products that we handle nor engage in the trading of crude oil or refined products, we have minimal direct exposure to risks associated with commodity price fluctuations. However, these risks indirectly influence our activities and results of operations over the long term through their effects on our customers’ operations. Currently, substantially all of our revenue is derived from Tesoro under various long-term, fee-based commercial agreements that generally include minimum volume commitments. For the nine months ended September 30, 2012, Tesoro accounted for approximately 90% of our total revenues.

Our Assets and Operations

Our operations are divided into two segments: our crude oil gathering segment and our terminalling, transportation and storage segment. For the year ended December 31, 2011 and the nine months ended

September 30, 2012, we had revenue of approximately $45.0 million and $51.0 million, respectively, from our crude oil gathering segment and revenue of approximately $42.4 million and $58.1 million, respectively, from our terminalling, transportation and storage segment.

Crude Oil Gathering.    Our crude oil gathering system in North Dakota and Montana, which we refer to as our High Plains system, includes approximately 700 miles of common carrier pipeline, which we refer to as the High Plains pipeline, approximately 40,000 barrels per day (“bpd”) of truck-based crude oil gathering and related storage assets. This system gathers and transports crude oil produced in the Williston Basin, including production from the Bakken Shale formation. We refer to this area, a significant portion of which is serviced by our High Plains system, as the Bakken Shale/Williston Basin area. The High Plains pipeline has the capacity to deliver more than 85,000 bpd to Tesoro’s Mandan, North Dakota refinery (which was recently expanded to 68,000 bpd capacity), 9,000 bpd to a third-party pipeline at Richey, Montana, and up to 40,000 bpd to third-party pipelines from our Ramberg, North Dakota station.

Terminalling, Transportation and Storage.    We own and operate eight refined products terminals with aggregate truck and barge delivery capacity of 239,300 bpd. The terminals provide distribution at Tesoro’s refineries located in Wilmington (the “Wilmington refinery”) and Martinez, California (the “Martinez refinery”); Salt Lake City, Utah (the “Utah refinery”); Kenai, Alaska; Anacortes, Washington (the “Washington refinery”); and Mandan, North Dakota (the “North Dakota refinery”). We also own and operate marine terminal assets that provide services to the Martinez and Wilmington refineries, as well as third-party facilities.

Our Martinez crude oil marine terminal includes a single-berth dock located near the Martinez refinery, which has an estimated throughput capacity of approximately 145,000 bpd, five associated crude oil storage tanks with a combined capacity of 425,000 barrels, five short-haul pipelines and two firewater tanks with 48,000 barrels of shell capacity. Our Long Beach marine terminal includes a wharf with a two-vessel berth dock that receives and loads crude oil, intermediate feedstocks and refined products, six storage tanks with a combined capacity of 235,000 barrels and three related short-haul pipelines that connect our Long Beach marine terminal to the Wilmington refinery. The Los Angeles (“L.A.”) short-haul pipelines consist of two short-haul pipelines that transport refined products from the Wilmington Refinery to other third-party facilities and one short-haul pipeline that is currently leased to a third party. The total throughput capacity for the Long Beach marine terminal is estimated to be approximately 200,000 bpd, and the aggregate short-haul pipeline throughput capacity is estimated to be approximately 70,000 bpd.

We also own and operate assets that exclusively support the Utah refinery, including a refined product and crude oil storage facility with total shell capacity of approximately 878,000 barrels and three short-haul crude oil supply pipelines and two short-haul refined product delivery pipelines connected to third-party interstate pipelines.

Effective November 15, 2012, we acquired the Anacortes rail unloading facility from TRMC. The facility includes a four-track unloading platform, two receiving and departing tracks capable of handling a 100-car unit train and two additional short track spurs, as well as other related assets and properties associated with the facility. The facility has a permitted capacity to deliver up to an average of 50,000 bpd per year of Bakken crude oil to the Washington refinery.

Our Commercial Agreements with Tesoro

All of our operations are strategically located within Tesoro’s refining and marketing supply chain and substantially all of our revenues are generated by providing services to Tesoro’s refining and marketing businesses under various long-term, fee-based commercial agreements with Tesoro. Under these agreements, we provide pipeline transportation, trucking, terminal distribution and storage services to

Tesoro, and Tesoro commits to provide us with minimum monthly throughput volumes of crude oil and refined products. These commercial agreements with Tesoro include:

•	a 10-year pipeline transportation services agreement, effective April 26, 2011, under which Tesoro pays us fees for gathering and transporting crude oil on our High Plains system;

•

a 5-year amended crude oil trucking transportation services agreement, initially effective April 26, 2011, under which Tesoro pays us fees for trucking related services and scheduling and dispatching services that we provide through our High Plains truck-based crude oil gathering operation;

•	a 10-year master terminalling services agreement, effective April 26, 2011, under which Tesoro pays us fees for providing terminalling services at our eight refined products terminals;

•	a 10-year terminal use and throughput agreement effective April 1, 2012, under which Tesoro pays us fees for providing terminalling services at the Martinez crude oil marine terminal;

•	a 10-year berth access, use and throughput agreement, effective September 14, 2012, under which Tesoro pays us fees for providing terminalling services at the Long Beach marine terminal;

•

a 10-year pipeline transportation services agreement, effective April 26, 2011, under which Tesoro pays us fees for transporting crude oil and refined products on our five Salt Lake City short-haul pipelines;

•

a 10-year pipeline transportation services agreement, effective September 14, 2012, under which Tesoro pays us fees for transporting refined products on two L.A. short-haul pipelines from the Wilmington refinery to a third-party terminal;

•

a 10-year Salt Lake City storage and transportation services agreement, effective April 26, 2011, under which Tesoro pays us fees for storing crude oil and refined products at our Salt Lake City storage facility and transporting crude oil and refined products between the storage facility and the Utah refinery through interconnecting pipelines on a dedicated basis; and

•	a 10-year track use and throughput agreement, effective November 15, 2012, under which Tesoro pays us fees for transporting and offloading crude oil through the Anacortes rail unloading facility.

In addition to our commercial agreements with Tesoro, we are also party to an omnibus agreement and an operational services agreement with Tesoro. Under the omnibus agreement, which was amended and restated, effective November 15, 2012, in connection with TRMC’s sale to us of the Anacortes rail unloading facility assets, Tesoro has agreed not to engage in the business of owning or operating crude oil or refined products pipelines, terminals or storage facilities in the United States that are not integral to a Tesoro refinery, subject to certain exceptions. The omnibus agreement addresses our payment of a fee to Tesoro for the provision of various centralized corporate services, Tesoro’s reimbursement of us for certain capital expenditures, and Tesoro’s indemnification of us for certain matters, including environmental, title and tax matters. In addition, under the omnibus agreement, Tesoro has granted us a right of first offer to acquire certain of its logistics assets, including terminals, pipelines, docks, storage facilities and other related logistic assets located in Alaska, California and Washington, to the extent it decides to sell, transfer or otherwise dispose of any of those assets.

The consideration to be paid by us for logistics assets, if any, offered to us in the future by Tesoro, as well as the consummation and timing of any acquisition by us of these assets, would depend upon, among other things, the timing of Tesoro’s decision to sell, transfer or otherwise dispose of these assets and our ability to successfully negotiate a price and other purchase terms for these assets. Management of our general partner will negotiate the terms of any acquisition with management of Tesoro, subject to approval of our general partner’s board of directors and, if our general partner’s board of directors so authorizes, the conflicts committee of our general partner’s board of directors. Our operational services agreement with Tesoro, which was most recently amended on November 15, 2012, requires that we periodically reimburse Tesoro for the provision of certain support services to us in support of our assets, and that we also pay Tesoro an annual fee for support services performed by certain of Tesoro’s field-level employees in support of our pipelines, terminals and storage facilities.

Business Strategies

Our primary business objectives are to maintain stable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Focus on Stable, Fee-Based Business.    We intend to focus on opportunities to provide committed, fee-based logistics services to Tesoro and third parties. We believe that our long-term, fee-based contracts with Tesoro will enhance the stability of our cash flows and minimize our direct exposure to commodity price fluctuations.

•

Pursue Attractive Organic Expansion Opportunities.    We intend to evaluate opportunities to make capital investments to expand our existing asset base that may arise from the growth of Tesoro’s refining and marketing business or from increased third-party activity in our areas of operations. We intend to focus on organic growth opportunities that complement our existing asset base or provide attractive returns in new areas within our geographic footprint. With expected production growth in the Bakken Shale/Williston Basin area, we continue to evaluate opportunities to expand our High Plains system to provide critical takeaway capacity for crude oil producers. For example, in 2013, we expect to invest a total of approximately $66.0 million in projects that are expected to increase volumes on our High Plains system to over 100,000 bpd within the next year.

We also evaluate opportunities to expand our terminal operations to meet rising demand in Tesoro’s core areas of operation. As a result of our strategic relationship with Tesoro, if Tesoro requires expanded logistics infrastructure and capabilities to support its refining and marketing operations, we expect to be favorably positioned to construct and operate the necessary logistics assets. For example, Tesoro recently completed an expansion of its North Dakota refinery from 58,000 to 68,000 bpd and is utilizing our High Plains system to deliver the incremental crude oil supply. As of September 30, 2012, we had spent $6.6 million on projects to grow terminalling volumes, and we expect to spend approximately $27.0 million to further increase volumes by over 40,000 bpd through optimization and expansion in 2013.

•

Grow Through Strategic Acquisitions.    We plan to pursue accretive acquisitions of complementary assets from Tesoro as well as from third parties. In order to provide us with initial acquisition opportunities, Tesoro has granted us a right of first offer to acquire certain logistics assets that it retained following our initial public offering. As Tesoro executes its growth strategy, which may include the acquisition of additional assets, we believe we are well-positioned to acquire any associated logistics assets as those opportunities arise. For example, we acquired from TRMC its Martinez crude oil marine terminal and related short-haul pipelines effective April 1, 2012, its Long Beach marine terminal and related short-haul pipelines effective September 14, 2012 and its Anacortes unit train unloading facility effective November 15, 2012. Our third-party acquisition strategy is focused on logistics assets in the western half of the United States where we believe our knowledge of the market will provide us with a competitive advantage. We intend to pursue these third-party acquisition opportunities independently as well as jointly with Tesoro.

•

Optimize Existing Asset Base and Pursue Third-Party Volumes.    We seek to enhance the profitability of our existing assets by pursuing opportunities to add Tesoro and third-party volumes, improve operating efficiencies and increase utilization. Historically, Tesoro operated its logistics assets primarily in support of its refining and marketing business. As a result, we have available capacity on our High Plains system and in many of our refined product terminals where we believe we have the ability to increase utilization with minimal capital investment. On our High Plains system, we continue to evaluate several opportunities to increase utilization, including receipt and delivery interconnections with third-party pipeline systems.

For example, we established tariffs to the Bridger pipeline at Richey, Montana starting in April 2012 and an interconnect to the Rangeland crude oil terminal at Dry Fork, North Dakota starting in May 2012. As a result of the strategic locations of many of our refined product terminals, we are also evaluating the potential demand for increased access to our terminals where we have available capacity. We also continue to explore various strategic initiatives to improve operating efficiencies at some of our terminals that would increase capacity for additional volumes from Tesoro and potential third parties.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•

Long-Term, Fee-Based Contracts.    Currently, we generate a substantial majority of our revenue under long-term, fee-based contracts with Tesoro. We believe that these contracts promote cash flow stability and minimize our direct exposure to commodity price fluctuations, although these risks indirectly influence our activities and results of operations over the long term. Under these contracts, Tesoro has committed to utilize our assets to ship, deliver, store or transport a minimum volume of crude oil or refined products.

•

Relationship with Tesoro.    We have a strategic relationship with Tesoro, which we believe will provide us with a stable base of cash flows as well as opportunities for growth. All of our logistics assets are directly linked to Tesoro’s refining and marketing operations. Our High Plains system currently delivers all of the crude oil processed by the North Dakota refinery and our refined product terminals provide critical storage and distribution infrastructure for six of Tesoro’s seven refineries. Tesoro accounted for approximately 90% of our revenues for the nine months ended September 30, 2012. We believe we are well-positioned to partner with Tesoro in the construction or acquisition of new logistics infrastructure associated with Tesoro’s refining and marketing growth initiatives. We also expect to benefit from Tesoro’s extensive operational, commercial and technical expertise, as well as its industry relationships throughout the midstream and downstream value chain, as we look to optimize and expand our existing asset base.

•

Assets Positioned in Areas of High Demand.    Our High Plains system is located in the Williston Basin, one of the most prolific onshore oil producing basins in North America, and gathers and transports production from the Bakken Shale formation. The Bakken Shale, which is within the Williston Basin, has emerged as one of the most attractive resource plays in North America, with estimated technically recoverable reserves of approximately 3.65 billion barrels (according to United States Geological Survey estimates published in April 2008). We expect producers to invest substantial capital to develop the Bakken Shale and other emerging plays in the Williston Basin. A development of this scale will require substantial investment in pipeline and storage infrastructure, and we believe that our existing footprint will give us a strategic advantage to capitalize on this opportunity.

In addition, most of our terminalling assets are located in the Mountain and Pacific regions of the United States, which the Energy Information Administration expects to see greater growth rate in refined products demand than the U.S. national average over the next 24 years, with the Mountain region expected to have the highest refined products demand growth rate of any U.S. region over the same period. We believe there is an opportunity to capitalize on this increased demand for refined products in our markets by optimizing our existing available capacity and pursuing acquisitions and other growth opportunities. For example, in 2011, we invested capital to expand the services offered by, and capacity of, our terminals including the addition of ethanol blending capabilities at our terminals in Salt Lake City, Utah and Burley, Idaho. In February 2012, we increased throughput at our Los Angeles terminal by 5,000 bpd upon securing permits for higher ethanol volumes. Additionally, on December 6, 2012, we entered into a definitive agreement with Chevron Pipeline Company to acquire the Northwest Products System which consists of a 760-mile products pipeline extending from Salt Lake City, Utah to Spokane, Washington, a separate 5-mile jet fuel pipeline to the Salt Lake City International Airport and three refined products terminals (two in Idaho and one in Washington).

•

Experienced Management Team.    Our management team has significant experience in the management and operation of logistics assets and the execution of expansion and acquisition strategies. Our management team includes some of the most senior officers of Tesoro.

•

Financial Flexibility.    We believe we will have the financial flexibility to execute our growth strategy through the available capacity under our revolving credit facility and our ability to access the debt and equity capital markets. As of January 4, 2013, we had approximately $500 million of borrowing capacity under our revolving credit facility.

Our Relationship with Tesoro

One of our principal strengths is our relationship with Tesoro. Tesoro is the fourth largest independent refiner in the United States by crude capacity and, through its subsidiaries, owns and operates seven refineries that serve markets in Alaska, Arizona, California, Hawaii, Idaho, Minnesota, Nevada, North Dakota, Oregon, Utah, Washington and Wyoming. Tesoro also sells transportation fuels and convenience products through a network of nearly 1,390 retail stations, primarily under the Tesoro®, Shell®, and USA GasolineTM brands. For the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, Tesoro had consolidated revenues of approximately $30.3 billion and $24.7 billion, operating income of approximately $1.1 billion and $1.3 billion, net earnings of $563 million and $735 million and, as of September 30, 2012, had consolidated total assets of approximately $11.0 billion. Tesoro Corporation’s common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSO.”

After the completion of this offering, Tesoro, through its ownership of our general partner, will continue to own approximately 37.4% of our limited partner interests, as well as a 2% general partner interest and all of our incentive distribution rights (assuming no exercise of the underwriters’ option to purchase additional common units and that our general partner makes a capital contribution to maintain its current 2% general partner interest). Given Tesoro’s significant ownership in us and its intent to continue to use us as the primary vehicle to grow its logistics operations, we believe Tesoro continues to be motivated to promote and support the successful execution of our business strategies. In particular, we believe it will be in Tesoro’s best interest for it to contribute additional logistics assets to us over time and to facilitate organic growth opportunities and accretive acquisitions from third parties, although Tesoro is under no obligation to contribute any assets to us or accept any offer for its assets that we may choose to make.

We believe the terms and conditions of all of our agreements with Tesoro are generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

Recent Developments

Preliminary Results For Quarter Ended December 31, 2012.    While we have not yet closed our books for the quarter ended December 31, 2012, set forth below are certain preliminary estimates of the results of operations that we expect to report for the quarter. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the fourth quarter are finalized. For the fourth quarter of 2012, we expect to report net income between $14.7 and $16.7 million and adjusted earnings before interest, taxes, depreciation, amortization and accretion (“Adjusted EBITDA”) between $25 and $27 million, which amounts reflect the impact of lower than anticipated terminalling volumes in the Los Angeles area related to refinery maintenance activities and lower than anticipated trucking volumes driven by a delay in the expansion of TLLP’s proprietary trucking operations. This preliminary Adjusted EBITDA estimate excludes the impact of approximately $1.5 million of transaction costs related to the purchase of the Anacortes rail unloading facility from TRMC and the acquisition of Chevron Pipe Line Company’s Northwest Products System (each discussed below). For a discussion of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation of this measure to estimated net income, please read “—Non-GAAP Financial Measures” below.

Third Amendment to Revolving Credit Agreement.    Effective January 4, 2013, we amended and restated our revolving credit agreement to increase commitments under the facility from $300.0 million to $500.0 million. Additionally, we are permitted to request the loan availability under our revolving credit agreement be increased to $650.0 million, subject to receiving increased commitments from the lenders.

Acquisition of Chevron Assets.    On December 6, 2012, we entered into a definitive agreement to purchase for $400.0 million Chevron Pipeline Company’s Northwest Products System, which consists of the Northwest Product Pipeline, a 760-mile Federal Energy Regulatory Commission (“FERC”)-regulated common carrier products pipeline extending from Salt Lake City, Utah to Spokane, Washington, a separate 5-mile jet fuel pipeline to the Salt Lake City International Airport, and the Northwest Terminalling Company consisting of the Boise and Pocatello, Idaho and Pasco, Washington refined products terminals. The refined products terminals are not subject to FERC regulation. The common carrier pipeline’s rates are grandfathered and are subject to the same standards and procedures as our High Plains pipeline as discussed under the caption “Rate and Other Regulations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The common carrier pipeline receives product from five refineries and one pipeline in the Salt Lake City area and is the primary transportation option from Salt Lake City to Pocatello, Boise, Pasco and Spokane. Delivery volumes on the system averaged approximately 84,000 bpd in 2011. The terminals have a total storage capacity of 1.3 million barrels and delivered approximately 51,000 bpd in 2011. The closing of the transaction is expected to occur in the first quarter of 2013, subject to customary closing conditions and receipt of applicable regulatory approvals.

Acquisition of Anacortes Unit Train Unloading Facility.    Effective November 15, 2012, we acquired the Anacortes rail unloading facility assets from Tesoro in exchange for total consideration of $180.0 million, comprised of $162.0 million in cash and the remaining $18.0 million in general partner units and common units. The Anacortes rail unloading facility includes a four-track unloading platform, two receiving and departing tracks capable of handling a 100-car unit train and two additional short track spurs, as well as other related assets and properties associated with the facility. The facility, which was placed in service in September 2012, has a permitted capacity to deliver up to an average of 50,000 bpd per year of Bakken crude oil to the Washington refinery.

Equity Offering.    On October 5, 2012, we closed a registered public offering of 4,255,000 common units, including 555,000 common units issued pursuant to the exercise of the underwriters’ over-allotment option on October 2, 2012, at a public offering price of $41.80 per unit. We have used the net proceeds of $170.7 million, including the proceeds from the exercise of the underwriters’ over-allotment option, for general partnership purposes.

Senior Notes Offering.    On September 14, 2012, we closed a private offering of $350 million principal amount of 5.875% senior notes due 2020. We used the majority of the proceeds to fund our acquisition of the Long Beach marine terminal and Los Angeles short-haul pipelines and to repay borrowings outstanding under our revolving credit facility, with the remaining amounts being used for working capital and general partnership purposes.

BP Assets in Southern California.    On August 8, 2012, Tesoro entered into a purchase and sale agreement with BP West Coast Products, LLC, and certain other sellers to purchase BP’s integrated Southern California refining and marketing business (the “BP Acquisition”). Tesoro has indicated that it intends to offer us the integrated logistics system to be acquired in the BP Acquisition in multiple transactions during the first twelve months following the closing of the BP Acquisition. The transaction, which is subject to regulatory approval, is expected to close before mid-2013. The integrated logistics system, which we believe will provide us with additional regional product distribution capabilities, includes three marine terminals, four land storage terminals, over 100 miles of pipelines (including connected access to the Los Angeles International Airport) and four product marketing terminals. Although Tesoro has indicated that it intends to offer us these assets, it is not obligated to do so. Based on certain assumptions that we have made regarding the fair value of the assets, anticipated throughput rates that may be charged to Tesoro and third parties and anticipated throughput commitments from Tesoro, we estimate that this integrated logistics system could have a value to us of approximately $1.0 billion and would provide us with extensive regional product distribution capabilities. Please read “Risk Factors” on pg. S-22.

Ownership and Management of Tesoro Logistics LP

In order to maintain operational flexibility, our operations are conducted through, and our operating assets are owned by, various operating subsidiaries. We are managed and operated by the board of directors and executive officers of Tesoro Logistics GP, LLC, our general partner. Tesoro directly and indirectly holds a 100% ownership interest in our general partner and has the right to appoint the entire board of directors of our general partner. Some of the executive officers and directors of our general partner currently serve as executive officers and directors of Tesoro. As of September 30, 2012, our general partner and certain other wholly owned subsidiaries of Tesoro employed 155 people who provide direct support to our operations. We do not have any employees.

After giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional common units and that our general partner makes a capital contribution to maintain its current 2% general partner interest), our units will be held as follows:

Public common units	61.4%
Tesoro common units	2.8%
Tesoro subordinated units	33.8%
General partner units	2.0%

Total	100.0%

The following simplified diagram depicts our organizational structure as of January 4, 2013.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. We maintain a website at www.tesorologistics.com. The information on our website is not part of this prospectus supplement, and you should rely only on information contained in or incorporated by reference herein and any free writing prospectus filed in connection with this offering when making an investment decision.

The Offering

Common units offered by us	8,500,000 common units.

9,775,000 common units if the underwriters exercise in full their option to purchase an additional 1,275,000 common units from us.

Units outstanding before this offering	20,495,254 common units and 15,254,890 subordinated units

Units outstanding after this offering	28,995,254 common units, or 30,270,254 common units if the underwriters exercise in full their option to purchase additional common units, and 15,254,890 subordinated units

Use of proceeds	We expect to receive net proceeds of approximately $ million from this offering, or approximately $ million if the underwriters exercise in full their option to purchase additional common units from us, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to fund a portion of the consideration for the Chevron assets and for general partnership purposes. Pending such use, we will use the net proceeds of this offering to make short-term liquid investments.

The closing of the acquisition of the Chevron assets is not conditioned on the closing of this offering, and this offering is not conditioned on the closing of the acquisition of the Chevron assets. If the acquisition of the Chevron assets is not consummated for any reason, we may use the net proceeds for general partnership purposes, including future acquisitions and capital program expenditures. Please read “Use of Proceeds.”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand as of the end of each quarter, less reserves established by our general partner and payment of fees and expenses. We refer to this cash as “available cash” and we define its meaning in our partnership agreement. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions” in the accompanying base prospectus.

On November 14, 2012, we paid a quarterly cash distribution to our limited partners for the third quarter of 2012 of $0.4550 per common and subordinated unit, or $1.82 per common and subordinated unit on an annualized basis. This distribution represents an 11% increase over the quarterly distribution of $0.41 per unit ($1.64 per unit on an annualized basis) paid for the quarter ended June 30, 2012. Since the quarter ended September 30, 2011, we have increased our distribution to our limited partners by 30%.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “The Partnership Agreement—Issuance of Additional Securities” in the accompanying base prospectus.

Limited voting rights	Our general partner manages and operates us. Common unitholders have only limited voting rights on matters affecting our business. Common unitholders have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Tesoro and its affiliates will own an aggregate of 37.4% of our common and subordinated units (or 36.3% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give Tesoro the ability to prevent the removal of our general partner.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.82 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.36 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences” in the accompanying base prospectus.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences” in the accompanying base prospectus.

New York Stock Exchange symbol	“TLLP”

Risk Factors	You should read the risk factors on page S-22 of this prospectus supplement and in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows summary historical condensed combined consolidated financial and operating data for the Partnership and our Predecessors (as defined below) for the periods and as of the dates presented. The summary historical condensed combined consolidated financial and operating data contain (i) the condensed combined financial results of Tesoro Logistics LP Predecessor (“TLLP Predecessor”), our predecessor for accounting purposes, as of and for the years ended December 31, 2009 and 2010 and for the period from January 1, 2011 through April 25, 2011 and (ii) the condensed combined consolidated financial results of the Partnership for the period from April 26, 2011 (the date the Partnership commenced operations) through December 31, 2011, as of December 31, 2011 and as of and for the nine months ended September 30, 2011 and 2012. The TLLP Predecessor information includes the financial results of the initial net assets contributed to us by Tesoro for the period from the closing of our initial public offering through April 25, 2011.

Effective April 1, 2012, we acquired from TRMC its Martinez crude oil marine terminal and related short-haul pipelines and effective September 14, 2012, we acquired its Long Beach marine terminal and L.A. short-haul pipelines. These transactions were accounted for as transfers between entities under common control and as if the transfers occurred at the beginning of the period presented, and prior periods were retrospectively adjusted to furnish comparative information. Accordingly, the financial information contained herein of the TLLP Predecessor and TLLP have been retrospectively adjusted to include the historical results of the Martinez crude oil marine terminal and related short-haul pipelines (prior to April 1, 2012) and the Long Beach marine terminal and L.A. short-haul pipelines (prior to September 14, 2012) for all periods presented. We refer to the historical results of the TLLP Predecessor and the Martinez crude oil marine terminal and related short-haul pipelines (prior to April 1, 2012) and the Long Beach marine terminal and L.A. short-haul pipelines (prior to September 14, 2012) collectively as our “Predecessors.”

The condensed combined consolidated financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 were derived from our audited combined consolidated financial statements incorporated by reference in this prospectus supplement. The unaudited condensed combined consolidated financial data as of December 31, 2009 is derived from unaudited combined financial statements not included or incorporated by reference in this prospectus supplement. The unaudited condensed combined consolidated financial data as of and for the nine months ended September 30, 2011 and 2012 were derived from our unaudited condensed combined consolidated financial statements incorporated by reference in this prospectus supplement, which have been prepared on a basis consistent with our audited combined consolidated financial statements. In the opinion of management, such unaudited condensed combined consolidated financial data as of and for the nine months ended September 30, 2011 and 2012 reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. However, operating results for interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year.

There are differences in the way our Predecessors recorded revenues and the way we record revenues following completion of our initial public offering and subsequent acquisitions of assets from affiliates of Tesoro. Our assets, including the Martinez and Long Beach marine terminals and related short-haul pipelines, were historically part of the integrated operations of Tesoro, and our Predecessors generally recognized only the costs and did not record revenue associated with the trucking, terminalling, storage and short-haul pipeline transportation services provided to Tesoro on an intercompany basis. Accordingly, the revenues in our Predecessors’ historical combined financial statements relate only to amounts received from third parties for these services and amounts received from Tesoro with respect to transportation regulated by the FERC and the North Dakota Public Service Commission on our High Plains system. For this reason, as well as the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and Business Strategy—Factors Affecting the

Comparability of Our Financial Results,” in our Current Report on Form 8-K filed on December 14, 2012, which retrospectively adjusts our annual historical financial statements to include the acquisition of the Martinez crude oil marine terminal assets, our results of operations may not be comparable to our Predecessors’ historical results.

The unaudited pro forma combined consolidated financial information reflects adjustments to our historical combined consolidated financial statements to give effect to: (i) the acquisition of the Anacortes rail facility, including the expected impact of the long-term commercial track use and throughput agreement and the amendments to our operational services and omnibus agreements that we entered into in connection with the acquisition; (ii) the offering of 4,255,000 common units that closed on October 5, 2012 and the application of proceeds therefrom; (iii) the payment of certain estimated fees and expenses in connection with the October offering of common units and the acquisition of the Anacortes rail facility; (iv) the probable acquisition of the Chevron assets; (v) this offering of common units and the application of proceeds therefrom; and (vi) the payment of estimated fees and expenses in connection with this offering and the acquisition of the Chevron assets. The pro forma adjustments have been prepared as if the transactions effected at the closing of this offering and all other transactions described above had taken place as of September 30, 2012, in the case of the unaudited pro forma condensed combined consolidated balance sheet, and as of January 1, 2011, in the case of the unaudited pro forma condensed combined consolidated statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. The pro forma financial information for the year ended December 31, 2011 and the nine months ended September 30, 2012 has been prepared by applying the pro forma adjustments to the historical financial information as of and for the year ended December 31, 2011 and the nine months ended September 30, 2012 incorporated by reference in this prospectus supplement.

Historical adjustments for the Chevron assets are based on the statements of revenues and direct operating expenses. See “—Recent Developments.” The statements of revenues and direct operating expenses vary from a complete income statement prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) because they exclude indirect expenses, such as certain general and administrative expenses, interest expense, depreciation and amortization, income taxes and the allocation of corporate overhead costs. Therefore, the results set forth in the statements of revenues and direct operating expenses may not be representative of future operations.

The unaudited pro forma condensed combined consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had the transactions reflected therein actually occurred on the dates assumed, nor is such unaudited pro forma combined consolidated financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our future results. Please read “Forward-Looking Statements” in the accompanying base prospectus and “Risk Factors” in this prospectus supplement and the accompanying base prospectus.

The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement. The table should also be read together with the unaudited pro forma condensed combined consolidated financial statements included in Exhibit 99.3 to our Current Report on Form 8-K filed on January 7, 2013.

	Years Ended December 31,			Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2011	Pro Forma Nine Months Ended September 30, 2012
	2009	2010	2011(a)	2011(a)	2012(a)
	(in thousands, except units, bpd and per barrel data)
	(Predecessors)	(Predecessors)
				(unaudited)		(unaudited)	(unaudited)
Statement of Operations Data:
Revenues:
Crude oil gathering	$19,422	$19,592	$44,959	$30,047	$51,022	$44,959	$51,022
Terminalling, transportation and storage	9,116	9,465	42,378	27,833	58,079	86,381	97,409

Total revenues(b)	28,538	29,057	87,337	57,880	109,101	131,340	148,431

Operating and maintenance expenses	43,820	50,277	54,302	38,636	52,191	75,017	67,615
Imbalance settlement gains	(1,558)	(3,250)	(7,153)	(5,493)	(7,691)	(7,153)	(7,691)
Depreciation and amortization expenses	12,051	11,233	11,277	8,449	8,892	30,673	23,670
General and administrative expenses(c)	4,093	3,968	8,776	5,998	11,542	8,776	11,558
Loss on asset disposals	1,123	830	26	26	257	26	257

Total Costs and Expenses	59,529	63,058	67,228	47,616	65,191	107,339	95,409

Operating Income (Loss)	(30,991)	(34,001)	20,109	10,264	43,910	24,001	53,022
Interest and financing costs, net	—	—	(1,610)	(1,062)	(3,360)	(1,610)	(3,360)

Net Income (Loss)	$(30,991)	$(34,001)	$18,499	$9,202	$40,550	$22,391	$49,662

	Years Ended December 31,			Nine Months Ended September 30,			Pro Forma Year Ended December 31, 2011	Pro Forma Nine Months Ended September 30, 2012
	2009	2010	2011(a)	2011(a)		2012(a)
	(in thousands, except units, bpd and per barrel data)
	(Predecessors)	(Predecessors)
				(unaudited)			(unaudited)	(unaudited)
Balance Sheet Data (at period end):
Net Property, Plant and Equipment	$195,081	$187,434	$196,147	$		$211,389		$654,844
Total Assets	198,784	192,621	233,809			291,290		709,277
Total Liabilities, excluding debt	11,839	12,849	17,137			19,771		19,771
Total Debt	—	—	50,000			350,000		350,000
Cash Flow Data:
Cash Flows From (Used In):
Operating activities	$(19,668)	$(22,039)	$26,505		$14,244	$54,086
Investing activities	(13,954)	(4,789)	(15,021)		(7,518)	(20,068)
Financing activities	33,622	26,828	6,842		11,030	2,930

Increase in cash and cash equivalents	$—	$—	$18,326		$17,756	$36,948

Other Financial Data:
EBITDA(d)	$(18,940)	$(22,768)	$31,386		$18,713	$52,802	$54,674	$76,692
Distributable Cash Flow(d)			22,440		12,541	47,190	43,667	69,539
Distributions to unitholders			351,797		340,901	292,585
Capital Expenditures:
Maintenance(e)	$4,431	$4,167	$8,268		$5,419	$6,925	$10,329	$8,466
Expansion(f)	5,922	367	10,418		3,531	19,638	13,843	69,303

Total Capital Expenditures	$10,353	$4,534	$18,686		$8,950	$26,563	$24,172	$77,769

	Years Ended December 31,			Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2011	Pro Forma Nine Months Ended September 30, 2012
	2009	2010	2011(a)	2011(a)	2012(a)
	(in thousands, except units, bpd and per barrel data)
	(Predecessors)	(Predecessors)
Operating Information:
Crude oil gathering segment:
Pipeline throughput (bpd)(g)	52,806	50,695	57,900	57,171	62,973	57,900	62,973
Average pipeline revenue per barrel(h)	$1.01	$1.06	$1.27	$1.24	$1.38	$1.27	$1.38
Trucking volume (bpd)	22,963	23,305	24,059	23,066	34,543	24,059	34,543
Average trucking revenue per barrel(h)			$2.06	$1.71	$2.87	$2.06	$2.87
Terminalling, transportation and storage segment:
Terminalling throughput (bpd)(i)	286,254	272,966	314,386	309,530	329,514	365,172	385,799
Average terminalling revenue per barrel(h)			$0.30	$0.27	$0.54	$0.33	$0.57
Pipeline transportation throughput (bpd)(j)	84,022	84,992	90,721	90,371	92,124	154,208	160,254
Average pipeline transportation revenue per barrel			$0.14	$0.12	$0.21	$0.68	$0.76
Storage capacity reserved (shell capacity barrels)	878,000	878,000	878,000	878,000	878,000	878,000	878,000
Storage revenue per barrel on shell capacity (per month)			$0.50	$0.50	$0.51	$0.50	$0.51

(a)	Results of operations of the Predecessors include the assets acquired in connection with our initial public offering for periods prior to April 26, 2011, the Martinez crude oil marine terminal assets for periods prior to April 1, 2012 and the Long Beach marine terminal and L.A. short-haul pipelines for periods prior to September 14, 2012.

(b)	Our Predecessors did not record revenues for intercompany trucking, terminalling, storage and pipeline transportation services.

(c)	Our Predecessors’ general and administrative expenses included direct charges for the management and operation of our logistics assets and certain expenses allocated by Tesoro for general corporate services. Although Tesoro continues to charge us a similar combination of direct charges, the amounts allocated increased as a result of additional operational administrative resources utilized for management and growth of our assets.

(d)	For a discussion of the non-GAAP financial measures of EBITDA and distributable cash flow and a reconciliation of these measures to their most comparable measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures” below.

(e)	Maintenance capital expenditures include expenditures required for equipment maintenance and reliability, tankage and pipeline integrity and safety and environmental regulation compliance.

(f)	Expansion capital expenditures include expenditures to acquire or construct new assets and to expand existing facilities or services that are intended to increase throughput capacity on our pipelines and in our terminals or increase storage capacity at our storage facilities. Pro forma expansion capital expenditures include an adjustment for the Anacortes rail facility of $48.7 million for the nine months ended September 30, 2012 reflecting the construction of the facility in 2012.

(g)	Historical pipeline throughput for 2010 includes the effects of a scheduled turnaround at the North Dakota refinery in the year ended December 31, 2010.

(h)

Average pipeline revenue per barrel includes tariffs for committed and uncommitted volumes of crude oil under the pipeline transportation services agreement with Tesoro, as well as pumpover fees for the injection of crude oil into the pipeline system from trucking receipt points. Average trucking service revenue per barrel includes tank usage fees and fees for providing trucking, dispatching, accounting and data services under our trucking transportation services agreement with Tesoro. Average terminalling revenue per barrel includes terminal throughput fees as well as ancillary service fees for services such as ethanol blending and additive injection.

(i)	We experienced reduced terminalling throughput due to scheduled turnarounds at the Utah refinery during the year ended December 31, 2010 and the Wilmington refinery during the years ended December 31, 2009 and 2010.

(j)	Historical pipeline transportation throughput for 2010 includes the effects of a scheduled turnaround at the Utah refinery during the year ended December 31, 2010.

Non-GAAP Financial Measures

We define EBITDA as net income before net interest and financing costs and depreciation and amortization expenses. We define Adjusted EBITDA as EBITDA plus transaction costs related to acquisitions. We define distributable cash flow as EBITDA less net interest and financing costs, maintenance capital expenditures, plus the change in deferred revenue related to shortfall payments, reimbursement by Tesoro for certain maintenance capital expenditures and other reimbursements by Tesoro and non-cash unit-based compensation expense. EBITDA, Adjusted EBITDA and distributable cash flow are not measures prescribed by GAAP but are supplemental financial measures that are used by management and may be used by external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA and Adjusted EBITDA in this prospectus supplement provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA and Adjusted EBITDA are net income (loss) and net cash from (used in) operating activities. EBITDA and Adjusted EBITDA should not be considered an alternative to GAAP net income (loss) or net cash from (used in) operating activities. EBITDA and Adjusted EBITDA have important limitations as analytical tools, because they exclude some, but not all, items that affect net income (loss) and net cash from (used in) operating activities. You should not consider EBITDA or Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies in our industry, because they may be defined differently by such other companies, thereby diminishing their utility.

We believe that the presentation of distributable cash flow provides useful information to investors as it is a widely accepted financial indicator used by investors to compare partnership performance, as it provides investors an enhanced perspective of the operating performance of our assets and the cash that our business is generating. The GAAP measure most directly comparable to distributable cash flow is net income (loss). The amounts included in the calculation of distributable cash flow are derived from amounts separately presented in our combined consolidated financial statements, with the exception of deferred revenue related to shortfall payments, maintenance capital expenditures, reimbursement by Tesoro for certain maintenance capital expenditures and payment of financing costs. Tesoro reimburses us for projects in progress at the time we acquire assets from it. In addition, Tesoro may reimburse us for projects that provide a greater economic benefit to Tesoro than the Partnership. Distributable cash flow should not be considered in isolation or as an alternative to net income (loss) or operating income as an indication of our operating performance or as a substitute for analysis of our results as reported under GAAP. Distributable cash flow is not necessarily comparable to similarly titled measures of other companies in our industry, because it may be defined differently by such other companies, thereby diminishing its utility.

The following tables present a reconciliation of EBITDA, Adjusted EBITDA, and distributable cash flow to their most directly comparable GAAP financial measures on a historical basis for each of the periods indicated.

	Years Ended December 31,			Nine Months Ended September 30,		Pro Forma Year Ended December 31, 2011	Pro Forma Nine Months Ended September 30, 2012
	2009	2010	2011(a)	2011(a)	2012(a)
	(in thousands)
	(Predecessors)	(Predecessors)
Reconciliation of EBITDA to net income (loss)
Net Income (Loss)	$(30,991)	$(34,001)	$18,499	$9,202	$40,550	$22,391	$49,662
Add: Depreciation and amortization expenses	12,051	11,233	11,277	8,449	8,892	30,673	23,670
Add: Interest and financing costs, net	—	—	1,610	1,062	3,360	1,610	3,360

EBITDA	$(18,940)	$(22,768)	$31,386	$18,713	$52,802	$54,674	$76,692

Reconciliation of EBITDA to net cash from (used in) operating activities:
Net cash from (used in) operating activities	$(19,668)	$(22,039)	$26,505	$14,244	$54,086
Less: Changes in assets and liabilities	(1,851)	(101)	(4,196)	(4,000)	2,860
Less: Amortization of debt issuance costs	—	—	420	266	664
Less: Unit-based compensation expense	—	—	479	301	863
Less: Loss on asset disposals	1,123	830	26	26	257
Add: Interest and financing costs, net	—	—	1,610	1,062	3,360

EBITDA	$(18,940)	$(22,768)	$31,386	$18,713	$52,802

Reconciliation of Distributable Cash Flow to Net Income:
Net income			$18,499	$9,202	$40,550	$22,391	$49,662
Add: Depreciation and amortization expenses			11,277	8,449	8,892	30,673	23,670
Add: Interest and financing costs, net			1,610	1,062	3,360	1,610	3,360
Less: Cash interest paid, net			1,165	—	—	1,165	—
Less: Interest and financing costs, net			—	1,062	3,360	—	3,360
Less: Maintenance capital expenditures(b)			8,268	5,419	6,925	10,329	8,466
Add: Change in deferred revenue related to shortfall payments			—	—	179	—	179
Add: Reimbursement for maintenance capital expenditures(b)			8	8	2,928	8	2,928
Add: Non-cash unit-based compensation expense			479	301	863	479	863
Add: Other reimbursements			—	—	703	—	703

Distributable Cash Flow			$22,440	$12,541	$47,190	$43,667	$69,539

(a)	Results of operations of the Predecessors include the assets contributed to us in connection with our initial public offering, the Martinez crude oil marine terminal assets and the Long Beach marine terminal and L.A. short-haul pipelines for periods prior to April 26, 2011, April 1, 2012 and September 14, 2012, respectively.

(b)	Maintenance capital expenditures include expenditures required for equipment maintenance and reliability, tankage and pipeline integrity and safety and environmental regulation compliance.

	Three Months Ended December 31, 2012
	(in millions)
Reconciliation of estimated EBITDA and estimated Adjusted EBITDA to estimated net income:
Net Income	$14.7	—	16.7
Add: Depreciation and amortization expenses	3.4	—	3.4
Add: Interest and financing costs, net	5.4	—	5.4

EBITDA	23.5	—	25.5
Add: Transaction costs (a)	1.5	—	1.5

Adjusted EBITDA	$25.0	—	27.0

(a)	Transaction costs consisted of one-time costs related to the purchase of the Anacortes Rail Unloading Facility and the acquisition of Chevron Pipe Line Company’s Northwest Products System.

RISK FACTORS

An investment in our common units involves risk. Before making an investment in the common units offered hereby, you should carefully consider the risk factors described below and included under the caption “Risk Factors” beginning on page 2 of the accompanying prospectus, as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as updated by our subsequent Quarterly Reports on Form 10-Q, together with all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of the common units could decline, and you could lose all or part of your investment.

We may be unsuccessful in integrating the operations of the assets we have acquired, including the Anacortes rail facility and the Chevron assets, or of any future acquisitions, such as the BP assets, or in realizing all or any part of the anticipated benefits of any such acquisitions. Additionally, our anticipated acquisitions may not occur within our anticipated timeframe or at all.

From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. For example, since January 1, 2012, we acquired the Martinez crude oil marine terminal assets, the Long Beach marine terminal and L.A. short-haul pipelines and the Anacortes rail unloading facility. The acquisition component of our growth strategy depends on the successful integration of acquisitions. We face numerous risks and challenges to successful integration of acquired businesses, including the following:

•	the potential for unexpected costs, delays and challenges that may arise in integrating acquisitions into our existing business;

•

limitations on our ability to realize the expected cost savings and synergies from an acquisition, including the Martinez crude oil marine terminal, the Long Beach marine terminal and L.A. short-haul pipelines, the Anacortes rail unloading facility and the Chevron assets;

•	challenges related to integrating acquired operations that have management teams and company cultures that differ from our own;

•	challenges related to the integration of businesses that operate in new geographic areas, including difficulties in identifying and gaining access to customers in new markets;

•	difficulties of managing operations outside of our existing core business, which may require development of additional skills and competencies; and

•

discovery of previously unknown liabilities following an acquisition associated with the acquired business or assets for which we cannot receive reimbursement under applicable indemnification provisions.

In addition, we may not be able to consummate any of our expected acquisitions within our desired or anticipated timeframes or at all. The acquisition of the Chevron assets is subject to the satisfaction of certain conditions to closing, including the absence of a material adverse change to the business and receipt of necessary government approvals. Additionally, while Tesoro has indicated its intent to offer us the integrated logistics system that TRMC expects to acquire in the BP Acquisition, we cannot provide assurances that Tesoro will successfully consummate the BP Acquisition, that we and Tesoro will be able to mutually agree upon a purchase price and other terms or that such transactions will occur or be consummated within the anticipated timeframes.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from this offering, or approximately $         million if the underwriters exercise in full their option to purchase additional common units from us, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to fund a portion of the consideration for the acquisition of the Chevron assets and for general partnership purposes. See “Summary—Tesoro Logistics LP—Recent Developments—Acquisition of Chevron Assets.” Pending such use, we will use the net proceeds of this offering to make short-term liquid investments.

The closing of the acquisition of the Chevron assets is not conditioned on the closing of this offering, and this offering is not conditioned on the closing of the acquisition of the Chevron assets. If the acquisition of the Chevron assets is not consummated for any reason, we may use the net proceeds for general partnership purposes, including future acquisitions and capital expenditures.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012 on:

•	a historical basis;

•

a pro forma as adjusted basis to give effect to (i) the acquisitions described in “Summary—Recent Developments— Acquisition of Chevron Assets” and “Summary—Recent Developments— Acquisition of Anacortes Unit Train Unloading Facility”; and (ii) the offering of common units and the application of net proceeds described in “Summary—Recent Developments—Equity Offering”; and

•	a pro forma as further adjusted basis to reflect the sale of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.”

	As of September 30, 2012
	Actual	Pro Forma As Adjusted	Pro Forma As Further Adjusted
	(in millions)
Total debt:
Revolving credit facility(a)	—	—		—
Senior Notes due 2020	$350.0	$350.0		$350.0

Total debt	350.0	350.0		350.0

Partners’ capital:
Held by public:
Common units	312.3	485.4
Held by Tesoro:
Common units	(248.4)	(336.1)
Subordinated units	(140.7)	(144.5)
General partner units	(1.7)	(27.9)

Total Partners’ capital	(78.5)	(23.1)

Total capitalization	$271.5	$326.9	$

(a)	As of January 4, 2013, our revolving credit facility provided for borrowings (including letters of credit) of up to $500.0 million. As of January 4, 2013, we had no borrowings and we had letters of credit of $0.3 million outstanding under our revolving credit facility.

You should read our financial statements and notes thereto that are incorporated by reference into this prospectus supplement and the accompanying base prospectus for additional information about our capital structure.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are traded on the New York Stock Exchange under the symbol “TLLP.” The following table sets forth, for the periods indicated, the high and low sales price for our common units, as reported by The New York Stock Exchange, and cash distributions paid per common unit and subordinated unit.

Quarter Ended	High	Low	Distribution per Limited Partner Unit
March 31, 2013 (through January 4, 2013)	$45.83	$44.17	$		(a)
December 31, 2012	$46.69	$41.30	$		(a)
September 30, 2012	$47.24	$33.68		$0.4550
June 30, 2012	$36.55	$29.25		$0.41
March 31, 2012	$37.33	$31.22		$0.3775
December 31, 2011	$34.40	$22.41		$0.3625
September 30, 2011	$25.58	$21.07		$0.3500
June 30, 2011(b)	$25.67	$22.21		$0.2448	(c)

(a)	Distributions with regard to the quarters ending December 31, 2012 and March 31, 2013 have not been declared or paid.

(b)	From April 20, 2011, the commencement of trading following our initial public offering.

(c)	Represents a prorated distribution for the partial quarter following the closing of our initial public offering on April 26, 2011.

As of the close of business on January 4, 2013, there were 20,495,254 common units outstanding held by approximately five holders, including common units held in street name and common units held by Tesoro and its affiliates, including our general partner.

As of January 4, 2013, 15,254,890 subordinated units were outstanding. All of the subordinated units are held by Tesoro and its affiliates and are not publicly traded. Tesoro and its affiliates will receive a quarterly distribution on these units only after the minimum quarterly distribution and any arrearages with respect to prior quarters have been distributed to the common unitholders. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions” on page 6 of the accompanying base prospectus.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates and adds information related to certain tax considerations, it should be read in conjunction with the risk factors included under the caption “Tax Risks to Common Unitholders” beginning on page 33 of our Annual Report on Form 10-K for the year ended December 31, 2011 and with “Material Federal Income Tax Consequences” in the accompanying prospectus, which provides a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units. The following discussion is limited as described under the caption “Material Federal Income Tax Consequences” in the accompanying prospectus.

All prospective unitholders are encouraged to consult with their own tax advisors about the federal, state, local and foreign tax consequences particular to their own circumstances. In particular, ownership of common units by tax-exempt entities, including employee benefit plans and IRAs, and foreign investors raises issues unique to such persons. The relevant rules are complex, and the discussions herein and in the accompanying prospectus do not address tax considerations applicable to tax-exempt entities and foreign investors, except as specifically set forth in the accompanying prospectus. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from our operations will approximate the amount required to make distributions on all our units and other assumptions with respect to our capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we have adopted with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to maintain the current distribution amount on all units, yet we only distribute the current distribution amount on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

UNDERWRITING

Wells Fargo Securities, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and UBS Securities LLC are acting as joint book-running managers of the offering, with Wells Fargo Securities, LLC acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase from us and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriters	Number of Common Units
Wells Fargo Securities, LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.

Total	8,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

Option to Purchase Additional Common Units

We have granted to the underwriters a 30-day option, exercisable from the date of this prospectus supplement, to purchase up to 1,275,000 additional common units (representing 15% of the number of units offered to the public) at the public offering price less the underwriting discount to cover over-allotments. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $         per common unit. After the offering, the underwriters may change the public offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per unit	$	$
Total	$	$

We estimate that our total expenses of this offering, other than underwriting discounts and commissions, will be approximately $0.6 million.

Lock-Up Agreements

We, our general partner, certain of our general partner’s officers and directors, and certain of our affiliates, including Tesoro, will not, without the prior written consent of Wells Fargo Securities, LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any common units or any securities convertible into, or exercisable, or exchangeable for, common units; or publicly announce an intention to effect any such transaction, for a period of 45 days after the date of the underwriting agreement.

These restrictions do not, among other things, apply to:

•	the sale of common units pursuant to the underwriting agreement;

•	issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement;

•	issuances of common units by us upon the conversion, vesting or exercise of securities or the exercise of warrants outstanding as of the date of the underwriting agreement;

•

issuances of common units or any securities convertible or exchangeable into common units as payment of any part of the purchase price for businesses that are acquired by us, our affiliates or any third parties; or

•	the filing of one or more shelf registration statements on Form S-3.

Listing on the New York Stock Exchange

Our common units are listed on the New York Stock Exchange under the symbol “TLLP.”

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when it repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units.

Affiliations/Conflicts of Interest/FINRA Rules

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their related entities have performed and may perform investment and commercial banking and advisory services for us and our affiliates from time to time, for which they have received and may receive customary fees and expense reimbursement. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Wells Fargo Securities, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, UBS Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are lenders under our credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

This prospectus supplement and the accompanying prospectuses in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectuses in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectuses or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common units or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common units in any jurisdiction where action for that purpose is required. Accordingly, the common units may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with the common units may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The underwriters may arrange to sell common units offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where it is permitted to do so.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, persons who fall within (a) Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

LEGAL MATTERS

The validity of the common units offered in this prospectus supplement will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The combined consolidated financial statements of Tesoro Logistics LP at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in Tesoro Logistics LP’s Current Report (Form 8-K) filed on December 14, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited historical combined statements of revenues and direct operating expenses of the Northwest Products System, a component of Chevron Pipeline Company, included as Exhibit 99.1 of Tesoro Logistics LP’s Current Report on Form 8-K dated January 7, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus supplement may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to:

•	the suspension, reduction or termination of Tesoro’s obligations under our commercial agreements and our operational services agreement;

•	changes in global economic conditions and the effects of the global economic downturn on Tesoro’s business and the business of its suppliers, customers, business partners and credit lenders;

•	a material decrease in Tesoro’s profitability;

•	a material decrease in the crude oil produced in the Bakken Shale/Williston Basin area;

•	disruptions due to equipment interruption or failure at our facilities, Tesoro’s facilities or third-party facilities on which our business or Tesoro’s business is dependent;

•	changes in the expected benefits and timing of our transactions relating to our acquisitions from Tesoro and third parties including Chevron Corporation;

•

changes in the expected timing, structure or benefits of TRMC’s pending acquisition of BP’s Southern California refining and marketing business, or the timing, value of assets and benefits from the anticipated offer from TRMC to us of the integrated logistics system to be acquired in that acquisition;

•	the risk of contract cancellation, non-renewal or failure to perform by Tesoro’s customers, and Tesoro’s inability to replace such contracts and/or customers;

•	Tesoro’s ability to remain in compliance with the terms of its outstanding indebtedness;

•	the timing and extent of changes in commodity prices and demand for Tesoro’s refined products;

•	actions of customers and competitors;

•	changes in our cash flow from operations;

•

state and federal environmental, economic, health and safety, energy and other policies and regulations, including those related to climate change and any changes therein, and any legal or regulatory investigations, delays or other factors beyond our control;

•	operational hazards inherent in refining operations and in transporting and storing crude oil and refined products;

•	earthquakes or other natural disasters affecting operations;

•	changes in capital requirements or in execution of planned capital projects;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in the cost or availability of third-party vessels, pipelines and other means of delivering and transporting crude oil, feedstocks and refined products;

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	weather conditions affecting our or Tesoro’s operations or the areas in which Tesoro markets its refined products;

•	seasonal variations in demand for refined products;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any accruals, which affect us or Tesoro;

•	risks related to labor relations and workplace safety;

•	changes in insurance markets impacting costs and the level and types of coverage available; and

•	political developments.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in this prospectus supplement, as well as other written and oral statements made or incorporated by reference from time to time by us in other reports and filings with the SEC. All forward-looking statements included in this prospectus supplement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made, other than as required by law, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained free of charge from the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Any information that we file after the date of this prospectus supplement and prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that is deemed “filed” with the SEC is incorporated by reference and will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 14, 2012;

•

our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 8, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 14, 2012, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 7, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 17, 2012, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 6, 2012, as supplemented by our Current Report on Form 8-K filed with the SEC on December 17, 2012;

•

our Current Reports on Form 8-K and Form 8-K/A filed on February 13, 2012, March 12, 2012, April 3, 2012, May 22, 2012 (two filings), August 22, 2012, September 4, 2012, September 7, 2012, September 17, 2012, October 3, 2012, November 15, 2012, December 11, 2012, December 14, 2012 (two filings), December 17, 2012 (two filings) and January 7, 2013 (three filings) to the extent “filed” and not “furnished” pursuant to Section 13(a) of the Exchange Act; and

•

the description of our common units contained in our registration statement on Form 8-A (File No. 001-35143) filed on April 15, 2011, and including any other amendments or reports filed for the purpose of updating such description.

You may obtain the documents incorporated by reference into this prospectus supplement from the SEC through the SEC’s website at the address provided above. The documents are also available, free of charge, through our website, www.tesorologistics.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement. You may also request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Tesoro Logistics Partners LP

Investor Relations

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

(210) 626-6000

You should rely only on the information incorporated by reference or provided in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

PROSPECTUS

Tesoro Logistics LP

Common Units Representing Limited Partner Interests

We may from time to time, in one or more offerings, offer and sell common units representing limited partner interests in Tesoro Logistics LP described in this prospectus. We refer to the common units as the “securities.”

This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus.

We may offer and sell these securities in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offering.

Our common units are traded on the New York Stock Exchange, or the NYSE, under the symbol “TLLP.”

Investing in our securities involves risks. You should carefully consider the factors described under “Risk Factors” beginning on page 2 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2013.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell an unlimited amount of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of Tesoro Logistics LP and the securities that are registered hereunder that may be offered by us. Each time we sell any securities offered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

A prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read carefully this prospectus and any attached prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” before investing in our common units or debt securities.

Unless the context otherwise requires, references in this prospectus to “Tesoro Logistics LP,” “the partnership,” “we,” “our,” “us,” or like terms refer to Tesoro Logistics LP and its subsidiaries. “Tesoro” refers to Tesoro Corporation and its consolidated subsidiaries, other than Tesoro Logistics LP, its subsidiaries and its general partner.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and our results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until the termination of the registration statement:

•

our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012 (the “Annual Report”), as modified by our Current Report on Form 8-K filed with the SEC on December 14, 2012;

•

our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on May 8, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 14, 2012, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 7, 2012, as modified by our Current Report on Form 8-K filed with the SEC on December 17, 2012, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 6, 2012, as supplemented by our Current Report on Form 8-K filed with the SEC on December 17, 2012;

•

our Current Reports on Form 8-K and Form 8-K/A filed on February 13, 2012, March 12, 2012, April 3, 2012, May 22, 2012 (two filings), August 22, 2012, September 4, 2012, September 7, 2012, September 17, 2012, October 3, 2012, November 15, 2012, December 11, 2012, December 14, 2012 (two filings), December 17, 2012 (two filings) and January 7, 2013 (three filings) to the extent “filed” and not “furnished” pursuant to Section 13(a) of the Exchange Act; and

•

the description of our common units contained in our registration statement on Form 8-A (File No. 001-35143) filed on April 15, 2011, and including any other amendments or reports filed for the purpose of updating such description.

Our principal executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Our common units trade on the New York Stock Exchange under the symbol “TLLP.” We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports from time to time. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov and our website at http://www.tesorologistics.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may receive a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this prospectus), free of charge by writing to Tesoro Logistics LP, Attention: Investor Relations, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. We also post our corporate governance guidelines, code of business conduct and our Board of Directors’ Audit Committee charter on our website.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to:

•	the suspension, reduction or termination of Tesoro’s obligations under our commercial agreements and our operational services agreement;

•	changes in global economic conditions and the effects of the global economic downturn on Tesoro’s business and the business of its suppliers, customers, business partners and credit lenders;

•	a material decrease in Tesoro’s profitability;

•	a material decrease in the crude oil produced in the Bakken Shale/Williston Basin area;

•	disruptions due to equipment interruption or failure at our facilities, Tesoro’s facilities or third-party facilities on which our business or Tesoro’s business is dependent;

•	changes in the expected benefits and timing of our transactions relating to our acquisitions from Tesoro and third parties including Chevron Corporation;

•

changes in the expected timing, structure or benefits of Tesoro Refining & Marketing Company LLC’s (“TRMC”) pending acquisition of BP’s Southern California refining and marketing business, or the timing, value of assets and benefits from the anticipated offer from TRMC to us of the integrated logistics system to be acquired in that acquisition;

•	the risk of contract cancellation, non-renewal or failure to perform by Tesoro’s customers, and Tesoro’s inability to replace such contracts and/or customers;

•	Tesoro’s ability to remain in compliance with the terms of its outstanding indebtedness;

•	the timing and extent of changes in commodity prices and demand for Tesoro’s refined products;

•	actions of customers and competitors;

•	changes in our cash flow from operations;

•

state and federal environmental, economic, health and safety, energy and other policies and regulations, including those related to climate change and any changes therein, and any legal or regulatory investigations, delays or other factors beyond our control;

•	operational hazards inherent in refining operations and in transporting and storing crude oil and refined products;

•	earthquakes or other natural disasters affecting operations;

•	changes in capital requirements or in execution of planned capital projects;

•	the availability and costs of crude oil, other refinery feedstocks and refined products;

•	changes in the cost or availability of third-party vessels, pipelines and other means of delivering and transporting crude oil, feedstocks and refined products;

•	direct or indirect effects on our business resulting from actual or threatened terrorist incidents or acts of war;

•	weather conditions affecting our or Tesoro’s operations or the areas in which Tesoro markets its refined products;

•	seasonal variations in demand for refined products;

•	adverse rulings, judgments, or settlements in litigation or other legal or tax matters, including unexpected environmental remediation costs in excess of any accruals, which affect us or Tesoro;

•	risks related to labor relations and workplace safety;

•	changes in insurance markets impacting costs and the level and types of coverage available; and

•	political developments.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in this prospectus and any prospectus supplement, as well as other written and oral statements made or incorporated by reference from time to time by us in other reports and filings with the SEC. All forward-looking statements included in this prospectus, any prospectus supplement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made, other than as required by law, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

ABOUT TESORO LOGISTICS LP

We are a fee-based, growth-oriented Delaware limited partnership formed by Tesoro to own, operate, develop and acquire logistics assets. Our logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather crude oil and to distribute, transport and store crude oil and refined products. Our assets consist of a crude oil gathering system in the Bakken Shale/Williston Basin area of North Dakota and Montana, eight refined products terminals in the midwestern and western United States, a crude oil and refined products storage facility and five related short-haul pipelines in Utah and two marine terminals, including storage tanks and related short-haul pipelines in California. We also own a rail unloading facility in Washington.

We generate revenue by charging fees for gathering, transporting and storing crude oil and for terminalling, transporting and storing refined products. Currently, substantially all of our revenue is derived from Tesoro, primarily under various long-term, fee-based commercial agreements that include minimum volume commitments. For the three and nine months ended September 30, 2012, Tesoro accounted for approximately 89% and 90%, respectively, of our total revenues.

On April 26, 2011, we completed our initial public offering of 14,950,000 common units (including 1,950,000 common units issued pursuant to the exercise of the underwriters’ over-allotment option on April 20, 2011), representing limited partner interests in us. In exchange for its contribution to us of our initial assets, Tesoro received 304,890 common units and 15,254,890 subordinated units, representing an approximate aggregate 50% limited partner interest in us, 622,649 general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights.

On October 5, 2012, we closed an offering of 4,255,000 common units representing limited partner interests, including 555,000 common units issued pursuant to the exercise of the underwriter’s over-allotment option, at a public offering price of $41.80 per unit.

Our executive offices are located at 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828, and our telephone number is (210) 626-6000. Our website is located at www.tesorologistics.com.

RISK FACTORS

An investment in our securities involves risks. Before you invest in our securities, you should carefully consider the risk factors included in our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and those that may be included in any applicable prospectus supplement, as well as risks described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and cautionary notes regarding forward-looking statements included or incorporated by reference in this prospectus, together with all of the other information included or incorporated by reference in this prospectus, any prospectus supplement and the documents we incorporate by reference.

If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an applicable prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures and additions to working capital.

Any allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

DESCRIPTION OF OUR COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.” As of January 4, 2013, 20,495,254 common units and 15,254,890 subordinated units were outstanding.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except for the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, the general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions to our unitholders.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for any quarter, all cash on hand at the end of the quarter:

•	less, the amount of cash reserves established by our general partner at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions on our subordinated units unless it determines that the establishment of those reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for the next four quarters);

•

plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.3375 per unit, or $1.35 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution or any amount on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights

As of the date of this prospectus, our general partner is entitled to approximately 2% of all quarterly distributions that we make prior to our liquidation. This general partner interest may be reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its percentage interest. Our general partner has the right, but not the obligation, to contribute capital to us in order to maintain its current general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.388125 per unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus, Capital Surplus and Interim Capital Transactions

Operating Surplus. We define operating surplus as:

•	$30.0 million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions paid on equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital improvement commences commercial service or the date that it is abandoned or disposed of; plus

•	all of our operating expenditures (as defined below) after the closing of our initial public offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within 12 months after having been incurred, or repaid within such 12-month period with the proceeds from additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $30.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from interim capital transactions that might otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus would be to increase operating surplus by the amount of any such cash distributions and to permit the distribution as operating surplus of additional amounts of cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, employee and director compensation, reimbursements of expenses to our general partner, repayments of working capital borrowings, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts and maintenance capital expenditures, provided that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to partners (including distributions in respect of our incentive distribution rights);

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other payments made in connection with this offering that are described under “Use of Proceeds.”

Capital Surplus and Interim Capital Transactions. We define cash from interim capital transactions to include proceeds from:

•	borrowings other than working capital borrowings;

•	issuances of our equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

We define capital surplus as available cash distributed in excess of our cumulative operating surplus. Although the cash proceeds from interim capital transactions do not increase operating surplus, all distributions of available cash from whatever source are deemed to be from operating surplus until cumulative distributions of available cash exceed cumulative operating surplus. Thereafter, all distributions of available cash are deemed to be from capital surplus to the extent they continue to exceed cumulative operating surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the addition or improvement to, or the replacement of, our capital assets or for the acquisition of existing, or the construction or development of new, capital assets) made to maintain, including over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures include capital expenditures associated with the repair, refurbishment and replacement of pipelines and terminals. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include capital expenditures associated with the expansion of the operating capacity of our pipelines and terminals. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance the construction or development of an improvement of a capital asset and paid in respect of the period beginning on the date of such financing and ending on the earlier to occur of the date that such capital improvement commences commercial service or the date that such capital improvement is abandoned or disposed of.

Expansion capital expenditures are not included in operating expenditures and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, acquisition or development of an improvement of a capital asset (such as pipelines, terminals or storage facilities) in respect of the period that begins on the date of such financing and ending on the earlier to occur of the date that such capital improvement commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus.

Cash expenditures that are made for more than one purpose will be allocated among maintenance capital expenditures, expansion capital expenditures and any other applicable purposes by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), our common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on our common units from prior quarters, before any distributions of available cash from operating surplus may be made on our subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, our subordinated units will not be entitled to receive any distributions until our common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on our subordinated units. The practical effect of our subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on our common units.

Definition of Subordination Period

The subordination period began upon the date of our initial public offering and, except as described below, will expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2014, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units on a fully diluted weighted average basis during those periods plus the corresponding distributions on our general partner’s 2.0% general partner interest; and

•	there are no arrearages in payment of the minimum quarterly distribution on our common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any curtailment fees or shortfall payments that would be paid by Tesoro under our existing commercial agreements upon the suspension or reduction of operations by Tesoro (or similar fees under future contracts) expected to be received during such period.

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $2.025 (150.0% of the annualized minimum quarterly distribution) for the immediately preceding four-quarter period; and

•

the “adjusted operating surplus” (as defined below) generated during the immediately preceding four-quarter period equaled or exceeded the sum of $2.025 (150.0% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units during that period on a fully diluted weighted average basis plus the corresponding distributions on our general partner’s 2.0% general partner interest and on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distribution on our common units.

In addition to the tests outlined above, the subordination period will end only in the event that our conflicts committee, or the board of directors of our general partner based on the recommendation of our conflicts committee, reasonably expects to satisfy the tests set forth under the first and second bullet points above for the succeeding four-quarter period without treating as earned any curtailment fees or shortfall payments that would be paid by Tesoro under our existing commercial agreements upon the suspension or reduction of operations by Tesoro (or similar fees under future contracts) expected to be received during such period.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for a period consists of:

•	operating surplus (excluding the first bullet of the definition of operating surplus) generated with respect to that period; less

•	any net increase in working capital borrowings with respect to such period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to such period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the third bullet point above; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions from Operating Surplus

The following discussion regarding distributions of available cash from operating surplus is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on our common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

Distributions from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units in this offering, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner owns all of the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution; and

•

we have distributed available cash from operating surplus on outstanding common units and the general partner interest in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.506250 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that there are no arrearages on common units, our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest and that our general partner owns all of the incentive distribution rights.

	Total Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.337500		98.0%	2.0%
First Target Distribution	above $ 0.337500	up to $ 0.388125	98.0%	2.0%
Second Target Distribution	above $ 0.388125	up to $ 0.421875	85.0%	15.0%
Third Target Distribution	above $ 0.421875	up to $ 0.506250	75.0%	25.0%
Thereafter	above $ 0.506250		50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner owns all of the incentive distribution rights at the time that a reset election is made. The right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or our conflicts committee, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset shall be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distribution levels prior to the reset, our general partner will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during that two-quarter period. Our general partner will be issued the number of general partner units necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each quarter in that two-quarter period.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect as of the date of this prospectus, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.55.

		Marginal Percentage Interest in Distributions
	Quarterly Distribution per Unit Prior to Reset	Common Unitholders	General Partner Interest	Incentive Distribution Rights	Quarterly Distribution per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$ 0.3375	98.0%	2.0%	—	$ 0.5500
First Target Distribution	above $ 0.3375 up to $ 0.388125	98.0%	2.0%	—	above $ 0.5500 up to $ 0.6325(1)
Second Target Distribution	above $ 0.388125 up to $ 0.421875	85.0%	2.0%	13.0%	above $ 0.6325 (1) up to $ 0.6875(2)
Third Target Distribution	above $ 0.421875 up to $ 0.506250	75.0%	2.0%	23.0%	above $ 0.6875 (2) up to $ 0.825(3)
Thereafter	above $ 0.506250	50.0%	2.0%	48.0%	above $ 0.825(3)

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•

first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in our initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•

second, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on the common units issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to our general partner (assuming that our general partner has maintained its 2.0% general partner interest and owns all of the incentive distribution rights).

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of our common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying the minimum quarterly distribution and each target distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on our common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence;

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentages set forth above are based on the assumption that our general partner maintained its 2.0% general partner interest and has not transferred its incentive distribution rights and that we have not issued additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•

first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. If we make positive adjustments to the capital accounts upon the issuance of additional units as a result of such gain, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner designed to result, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of Our Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

We were organized on December 3, 2010 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our principal operating subsidiary or its subsidiaries to engage in activities other than the gathering, transportation and storage of crude oil and the terminalling, transportation and storage of refined products, our general partner has no current plans to do so. The general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of our common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of our common units.

Issuance of additional common units or units senior, equal to or junior in rank to our common units	No approval rights.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2021 in a manner which would cause a dissolution of our partnership. See “—Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including units held by our general partner and its affiliates. See “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of our common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2021. See “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Our general partner or its affiliates or a subsequent holder may transfer any or all of its incentive distribution rights without unitholder approval. See “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. See “—Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in nine states. Maintenance of our limited liability as the sole member of our principal operating subsidiary may require compliance with legal requirements in the jurisdictions in which our principal operating subsidiary conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our membership interest in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights, the issuance of partnership securities upon conversion of outstanding partnership securities or the issuance of partnership securities pursuant to the underwriters’ option to purchase additional common units), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion, except as discussed below. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion.

The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class. As of January 4, 2013, Tesoro and its affiliates, including our general partner, own approximately 46% of our outstanding common and subordinated units.

No Unitholder Approval

The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

(3) a change that the general partner determines is necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, our principal operating subsidiary, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that the general partner determines is necessary or appropriate for the authorization or issuance of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that the general partner determines is necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes; or

(10) any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if the general partner determines that those amendments:

(1) do not adversely affect the limited partners (or any particular class of limited partner as compared to other classes of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of limited partners in relation to other classes of limited partners will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action, other than to remove the general partner or call a meeting, is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that increases the voting percentage required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of the general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

In addition, the partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries. The general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. The general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. In addition, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than the incentive distribution rights) immediately prior to the transaction.

If conditions specified in the partnership agreement are satisfied, the general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of the general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the entry of a decree of judicial dissolution of Tesoro Logistics LP; or

(3) the withdrawal or removal of our general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (3), the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) neither Tesoro Logistics LP nor any of its subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not previously taxed as such).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Provisions of our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up, and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including units held by the general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding common units and subordinated units by our general partner and its affiliates would give it the practical ability to prevent its removal. As of

January 4, 2013, Tesoro and its affiliates, including our general partner, own approximately 46% of our outstanding common and subordinated units, giving them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if Tesoro Logistics GP, LLC is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual), or

•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2021 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without unitholder approval.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Tesoro Logistics GP, LLC as our general partner or otherwise change management. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

The partnership agreement also provides that if the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on our common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time the general partner and its affiliates hold more than 75% of the then-issued and outstanding partnership securities of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of: (1) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

The general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our member (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by our general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-citizen assignee will not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us under Federal Energy Regulatory Commission regulations, or in order to reverse an adverse determination that has occurred regarding such maximum applicable rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our member (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

A non-taxpaying assignee will not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) the general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of the general partner of our general partner or any departing general partner;

(4) any person who is or was a manager, managing member, officer, director, employee, agent, fiduciary or trustee of any entity described in (1), (2) or (3) above; or

(5) any person designated by the general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

The general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, our certificate of limited partnership, related amendments, and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition, to the extent set forth in our most recent filings on Form 10-K, Form 10-Q and Form 8-K; and

(6) any other information regarding our affairs as is just and reasonable.

The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units, or other partnership securities proposed to be sold by the general partner or any of its affiliates (excluding affiliates who are officers, directors or employees of the general partner) or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Tesoro Logistics GP, LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Tesoro Logistics LP and our operating subsidiaries.

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2.0% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS regarding, and the IRS has made no determination as to, our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•

obtain proof of the nationality, citizenship or other related status of our member (and their owners, to the extent relevant); and We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes.

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Tesoro Logistics LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws.

No ruling has been or will be requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income

Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2.0% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	We will be classified as a partnership for federal income tax purposes; and

•	Each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	Neither we nor our operating subsidiaries has elected or will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Tesoro Logistics LP will be treated as partners of Tesoro Logistics LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Tesoro Logistics LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to their tax consequences of holding common units in Tesoro Logistics LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Tesoro Logistics LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Tax Consequences of Unit Ownership—Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively,

“Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse for federal income tax purposes to our general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of the offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

Beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. However, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 imposes a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

We have adopted the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Disposition of Common Units—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our

Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period.

For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership that has technically terminated requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Tesoro Logistics GP, LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends with respect to, and gross proceeds from the sale or other disposition of, our common units paid to a paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, proposed Treasury Regulations and subsequent IRS guidance provide that such rules will apply to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our common units on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

The proposed Treasury Regulations described above will not be effective until they are issued in their final form, and as of the date of this prospectus, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Each prospective unitholder should consult his own tax advisor regarding the applicability of these withholding provisions to an investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of the U.S. Congress have considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any proposed legislation could potentially affect us and may, if enacted, be applied retroactively. We are unable to predict whether any such changes will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or do business in Alaska, California, Colorado, Idaho, Montana, North Dakota, Texas, Utah and Washington. Many of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN TESORO LOGISTICS LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code, and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual requirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets”. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

(b) the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

LEGAL MATTERS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. The underwriters’ own legal counsel will advise them about other issues relating to any offering in which they participate.

EXPERTS

The combined consolidated financial statements of Tesoro Logistics LP at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in Tesoro Logistics LP’s Current Report (Form 8-K) filed on December 14, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited historical combined statements of revenues and direct operating expenses of the Northwest Products System, a component of Chevron Pipeline Company, included as Exhibit 99.1 of Tesoro Logistics LP’s Current Report on Form 8-K dated January 7, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Tesoro Logistics LP

8,500,000 Common Units

Representing Limited Partner Interests

PRELIMINARY PROSPECTUS SUPPLEMENT

January     , 2013

Joint Book-Running Managers

Wells Fargo Securities

Barclays

Citigroup

BofA Merrill Lynch

Morgan Stanley

RBC Capital Markets

UBS Investment Bank

Co-Managers

Credit Suisse

Deutsche Bank Securities

J.P. Morgan

Raymond James